SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On October 13, 2020, Caesarstone Ltd. (the “Company”) issued a press release titled “Caesarstone Completes Majority Stake Acquisition of Lioli Ceramica”, a copy of which is furnished as Exhibit 99.1 herewith.

EXHIBIT INDEX

Exhibit 99.1	Description Press release titled “Caesarstone Completes Majority Stake Acquisition of Lioli Ceramica” dated October 13, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: October 14, 2020	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary